July 27, 2010

Ms. Stephani Bouvet	By Facsimile: (202) 557-0812
Division of Corporation Finance	Copy: First Class Mail
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Micro Imaging Technology, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 7 2010
File No. 333-16629

Dear Ms. Bouvet:

In response to your Comment Letter of July 23, 2010, concerning the Form S-1 Registration Statement of Micro Imaging Technology, Inc., please find the explanations or actions taken as described below, in numerical order following your Comment Letter numbering system.

Item 15. Recent Sales of Unregistered Securities, page 43

1.
Please update your disclosure pursuant to Item 701 of Regulation S-K to reflect all recent sales of unregistered securities.  It appears that certain transactions have occurred during the six months ended April 30, 2010 and thereafter, according to Notes 6, 8 and 9 to the unaudited financial statement.

Response: We have added the additional securities transactions noted under Recent Sale of Unregistered Securities on Page 20 and under Item 15 – Recent Sales of Unregistered Securities on Page 43.

2.
We note disclosure on page F-36 indicating that the 750,000 shares issued to Dutchess are redeemable by the company under certain circumstances, and yet you purport to be registering the offer and sale of these shares by Dutchess to the public.  Please advise.

Response: We have modified the language on page 36 to eliminate confusion over the right of Dutchess to force redemption of the 750,000 shares.  We have also updated any of the dates in the document that have become stale.

Thank you for your courtesy and the timely consideration of our responses and filings.  We will contact you tomorrow to see if this amendment would be acceptable, such that we can file the “clean” document within the EDGAR system as soon as possible.

Sincerely yours,

Michael W. Brennan
Chairman
Micro Imaging Technology, Inc.

Direct:
    Telephone: (805) 557-0614
    Facsimile: (805) 557-0812
    Cell: (818) 585-3246
Email: logimaging@aol.com

Office:
    Telephone: (949) 485-6000
    Facsimile: (949) 485-6005
Email: mbrennan@micro-imaging.com

Micro Imaging Technology, Inc.
970 Calle Amanecer	●	San Clemente, CA 92673
Telephone: (949) 485-6006	●	Facsimile: (949) 485-6005
www.micro-imaging.com